

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   March 7, 2016

Via E-mail
Christopher Parisi
Associate General Counsel
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

> **Re: Armstrong Flooring, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed March 1, 2015**
> **File No. 1-37589**

Dear Mr. Parisi:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 99.1

Capitalization, page 38

1.   Note D indicates that this adjustment eliminates AWI's net investment; however, the capitalization table continues to reflect a pro forma Net AWI Investment amount unlike your pro forma balance sheet on page 43. Please revise as necessary.

Notes to Unaudited Pro Forma Combined Financial Information, page 44

2.   Please better clarify in your disclosures how the ($67.2) million and $75.8 million amounts reflected in Note (L) are determined based on the amounts included in Notes (I) and (J).

Management's Discussion and Analysis, page 55
Results of Operations, page 61

3.   Your current disclosures indicate that the lower effective tax rate in 2015 was due to lower unbenefited foreign losses on higher pre-tax income partially offset by the impact of higher pre-tax income relative to the tax on foreign income. Given the significant decrease in your effective tax rate from 56.3% in 2014 to 37.1% in 2015, please expand your disclosures to clarify the extent to which each of these factors contributed to this change as well as to better clarify to readers how each of these factors impacted the effective tax rate.

2015 Compensation Design and Outcomes, page 83
2015 Final Performance and Payout Factors, page 85

4.   We note that for the AFP MAP payout factor, the maximum payout of 200% was awarded even though the maximum AFP EBIDTA of $120.4 million was not achieved. Please advise. Please note that amounts paid over and above amounts earned by meeting the performance measure in a non-equity incentive plan should be reported in the bonus column of your summary compensation table. For further guidance, please refer to Regulation S-K C&DI Question 119.02.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Steven Daniels, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP